SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOC Telemed, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

78472F 101

(CUSIP Number)

Steven J. Shulman

HCMC Sponsor LLC

623 Fifth Avenue, 14th Floor

New York, NY 10022

Telephone: (646) 975-6581

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78472F 101

1	Names of Reporting Person. HCMC Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 5,425,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 5,425,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,425,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.0% (2)
14	Type of Reporting Person OO

(1)	Includes (i) 4,375,000 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”), 1,875,000 of which are subject to potential forfeiture as further described herein, (ii) 700,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one half of one warrant to purchase of one share of Class A Common Stock) and (iii) 350,000 shares of the Issuer’s Class A Common Stock issuable upon exercise of 350,000 warrants to purchase shares of the Issuer’s Class A Common Stock on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”), which warrants also underlie the aforementioned units.
(2)	The calculation is based on the 77,123,862 shares of the Issuer’s Class A Common Stock as of October 30, 2020, based on information obtained from the Issuer (adjusted to reflect 350,000 shares of Class A Common Stock issuable upon the exercise of the Warrants).

CUSIP No. 78472F 101

1	Names of Reporting Person. Steven J. Shulman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 5,425,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 5,425,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,425,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.0% (2)
14	Type of Reporting Person IN

(1)	Includes (i) 4,375,000 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”), 1,875,000 of which are subject to potential forfeiture as further described herein, (ii) 700,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one half of one warrant to purchase of one share of Class A Common Stock) and (iii) 350,000 shares of the Issuer’s Class A Common Stock issuable upon exercise of 350,000 warrants to purchase shares of the Issuer’s Class A Common Stock on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”), which warrants also underlie the aforementioned units. Steven J. Shulman, the Chairman of the board of directors of the Issuer, and Charles J. Ditkoff are the managing members of HCMC Sponsor LLC (the “Sponsor”) with voting and investment discretion of the securities held by the Sponsor and accordingly may deemed to have beneficial ownership of securities reported herein. Each of Mr. Shulman and Mr. Ditkoff disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	The calculation is based on the 77,123,862 shares of the Issuer’s Class A Common Stock as of October 30, 2020, based on information obtained from the Issuer (adjusted to reflect 350,000 shares of Class A Common Stock issuable upon the exercise of the Warrants).

CUSIP No. 78472F 101

1	Names of Reporting Person. Charles J. Ditkoff
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 5,425,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 5,425,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,425,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.0% (2)
14	Type of Reporting Person IN

(1)	Includes (i) 4,375,000 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”), 1,875,000 of which are subject to potential forfeiture as further described herein, (ii) 700,000 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one half of one warrant to purchase of one share of Class A Common Stock) and (iii) 350,000 shares of the Issuer’s Class A Common Stock issuable upon exercise of 350,000 warrants to purchase shares of the Issuer’s Class A Common Stock on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”), which warrants also underlie the aforementioned units. Steven J. Shulman, the Chairman of the board of directors of the Issuer, and Charles J. Ditkoff are the managing members of HCMC Sponsor LLC (the “Sponsor”) with voting and investment discretion of the securities held by the Sponsor and accordingly may deemed to have beneficial ownership of securities reported herein. Each of Mr. Shulman and Mr. Ditkoff disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	The calculation is based on the 77,123,862 shares of the Issuer’s Class A Common Stock as of October 30, 2020, based on information obtained from the Issuer (adjusted to reflect 350,000 shares of Class A Common Stock issuable upon the exercise of the Warrants).

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of HCMC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Steven J. Shulman and Charles J. Ditkoff (the “Reporting Persons”) on December 26, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of SOC Telemed, Inc. (formerly Healthcare Merger Corp.), a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The principal executive offices of the Issuer are located at 1768 Business Center Drive, Suite 100, Reston, Virginia 20190.

Item 2. Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

(a)

(i)	the Sponsor directly holds shares of Class A Common Stock of the Issuer.

(ii)	Steven J. Shulman, the Chairman of the Board of directors of the Issuer, and Charles J. Ditkoff are the managing members of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 623 Fifth Avenue, 14th Floor, New York, NY 10022.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with its initial public offering, which was consummated on December 17, 2019, and the Business Combination (as defined below), which was consummated on October 30, 2020. Steven J. Shulman is former Chief Executive Officer of the Issuer, a current director of the Issuer and a managing member of the Sponsor. Charles J. Ditkoff is former President and director of the Issuer and a managing member of the Sponsor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Steven J. Shulman and Charles J. Ditkoff are both citizens of the Unites States.

Item 4. Purpose of the Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

On October 30, 2020 (the “Closing Date”), the Issuer consummated the previously announced transactions (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated July 29, 2020 (the “Merger Agreement”), by and among the Issuer, Sabre Merger Sub I, Inc. (“First Merger Sub”), a wholly owned subsidiary of the Issuer, Sabre Merger Sub II, LLC (“Second Merger Sub”), a wholly owned subsidiary of the Issuer, and Specialists On Call, Inc. (“Legacy SOC Telemed”), whereby the Issuer acquired Legacy SOC Telemed. In connection with the consummation of the Business Combination (the “Closing”), the Issuer changed its name from Healthcare Merger Corp. to SOC Telemed, Inc.

On the Closing Date, immediately prior to the consummation of the Business Combination, and pursuant to the terms of the Merger Agreement and that certain Sponsor Agreement, dated as of July 29, 2020 (the “Sponsor Agreement”), by and among the Issuer and the Sponsor, 1,875,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer directly held by the Sponsor were cancelled for no consideration. In connection with the Business Combination, the remaining 4,375,000 shares of the Issuer’s Class B Common Stock directly held by the Sponsor were automatically converted into shares of Class A Common Stock on a one-to-one basis in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation and the Sponsor Letter (the “Converted Founder Shares”).

Pursuant to the terms of the Merger Agreement and the Sponsor Agreement, 1,875,000 of the Converted Founder Shares (the “Sponsor Earnout Shares” are subject to potential forfeiture in the event that certain price targets are not satisfied during the seven (7) year period following the consummation of the Business Combination. Specifically, 50% of such shares will be forfeited if the Issuer’s share price does not reach $12.50 for 20 out of 30 consecutive trading days, and 50% of such shares will be forfeited if the Issuer’s share price does not reach $15.00 for 20 out of 30 consecutive trading days, in each case, prior to the seventh (7th) anniversary of the Closing (subject to early vesting in the event of certain change of control transactions). Sponsor (and any subsequent holder of the Sponsor Earnout Shares) is entitled to vote the Sponsor Earnout Shares prior to the vesting thereof. Sponsor (and any subsequent holder of the Sponsor Earnout Shares) is also entitled to receive dividends and other distributions in respect thereof prior to the vesting of such Sponsor Earnout Shares; provided, that any such dividends and other distributions in respect of Sponsor Earnout Shares that are subject to vesting pursuant to the terms of the Sponsor Agreement shall be set aside by the Issuer and shall only be paid to the holder of such Sponsor Earnout Shares upon the vesting thereof. Until the vesting conditions are satisfied, the Sponsor Earnout Shares may not be transferred, subject to limited exceptions.

In connection with the Closing, the Issuer, the Sponsor and SOC Holdings LLC entered into an Amended and Restated Registration Rights Agreement, dated as of October 30, 2020 (the “Amended and Restated Registration Rights Agreement”). Under the Amended and Restated Registration Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of shares of the Issuer’s Class A Common Stock held by the Sponsor and SOC Holdings LLC in addition to the private placement warrants held by the Sponsor and the up to 350,000 shares of the Company’s Class A Common Stock issuable upon the exercise of the private placement warrants. In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Sponsor and SOC Holdings LLC and their respective permitted transferees may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or, if available, on Form S-3, to register the shares of the Issuer’s Class A Common Stock, including the private placement warrants and shares of Class A Common Stock issuable upon exercise of the private placement warrants, held by such stockholders. The Amended and Restated Registration Rights Agreement also provides “piggy-back” registration rights to such stockholders, subject to certain requirements and customary conditions. The Amended and Restated Registration Rights Agreement further provides that the founder shares of the Issuer’s Class A Common Stock held by the Sponsor or its permitted transferees will be locked-up for certain time periods ranging from between 30 days after the Closing for the private placement shares to one year after the Closing for the founder shares, subject to certain exceptions.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. Subject to any applicable restrictions whether by contract or applicable securities laws, the Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

The Reporting Persons may have the ability, as a result of their holding shares of Common Stock, to influence significant matters involving the Issuer, including actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Steven J. Shulman serves as the Chairman of the board of directors of the Issuer, and in such capacity may have the ability, on behalf of the Reporting Persons, to influence the management policies and control of the Issuer with the aim of increasing or realizing the value of the Reporting Persons’ investment in the Issuer.

The foregoing descriptions of the terms of the Merger Agreement, the Sponsor Agreement and the Amended and Restated Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Amendment No. 1, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Amendment are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of December 17, 2020, assuming that the Warrants beneficially owned by the Reporting Persons, as applicable, are exercisable as of such date.

(a)-(b) The aggregate number and percentage of Class A Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 77,123,862 shares of Class A Common Stock outstanding as of October 30, 2020, based on information obtained from the Issuer (adjusted to reflect 350,000 shares of Class A Common Stock issuable upon the exercise of the Warrants)) are as follows:

HCMC Sponsor LLC

a)	Amount beneficially owned: 5,425,000	Percentage: 7.0%
b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	5,425,000
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	5,425,000

Steven J. Shulman

a)	Amount beneficially owned: 5,425,000	Percentage: 7.0%
b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	5,425,000
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	5,425,000

Charles J. Ditkoff

a)	Amount beneficially owned: 5,425,000	Percentage: 7.0%
b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	5,425,000
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	5,425,000

Steven J. Shulman, the Chairman of the board of directors of the Issuer, and Charles J. Ditkoff are the managing members of the Sponsor and have voting and investment discretion with respect to the shares of Class A Common Stock held by the Sponsor. As such, they may be deemed to have beneficial ownership of the Class A Common Stock held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions in the Issuer’s Class A Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Amendment, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

The information set forth in Items 4 and 5 of this Amendment is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

1	Merger Agreement, dated as of July 29, 2020, by and among Healthcare Merger Corp., Sabre Merger Sub I, Inc., Sabre Merger Sub II, LLC, and Specialists On Call, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 29, 2020).

2	Sponsor Agreement, dated as of July 29, 2020, by and among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 29, 2020).

3	Form of Amended and Restated Registration Rights Agreement, dated as of October 30, 2020, by and among the Issuer, the Sponsor and SOC Holdings LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2020	HCMC SPONSOR LLC

	By:	/s/ Steven J. Shulman
	Name:	Steven J. Shulman
	Title:	Managing Member

Date: November 3, 2020	/s/ Steven J. Shulman
Steven J. Shulman

Date: November 3, 2020	/s/ Charles J. Ditkoff
Charles J. Ditkoff